AMENDMENT NO. 2 TO INVESTMENT SUB-ADVISORY AGREEMENT

AMENDMENT dated as of the 8th day of August 2019 to the Investment Sub-Advisory Agreement dated May 12, 2016, as amended November 2, 2016 (the “Agreement”) between Aspiriant, LLC and Wells Capital Management, Inc. with respect to Aspiriant Trust.

WHEREAS, the parties desire to revise Schedule A to the Agreement to reflect the deletion of a series of Aspiriant Trust and changes to the fee schedule;

NOW, THEREFORE, the parties hereto agree to amend the Agreement by deleting the existing Schedule A in its entirety and replacing it with the following:

SCHEDULE A

Fund	Sub-Advisory Fee
Aspiriant Risk-Managed Municipal Bond Fund	Assets	Fee

AGREED AND ACCEPTED:

ASPIRIANT, LLC		WELLS CAPITAL MANAGEMENT, INC.

By:	/s/ John D. Allen	By:	/s/ Julie Borjon

Name:	John D. Allen	Name:	Julie Borjon

Title:	Chief Investment Officer	Title:	Client Service Manager